

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Richard M. Rosenblatt
Chief Executive Officer
Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, CA 90401

> **Re: Demand Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 12, 2010**
> **File No. 333-168612**

Dear Mr. Rosenblatt:

We have reviewed the above-captioned filing and your response letter dated October 12, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated October 1, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 Registration Statement, filed October 12, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation

Common Stock Valuations, page 75

1.   We note that the business enterprise value has increased significantly in the two most recent valuations. Expand your disclosures to further explain why these valuations have increased. In this regard, the disclosure should describe the reasons for the increase in projected revenue and the increased confidence in medium term revenue growth rates and their effects on your valuations. In addition, the July through August valuation identifies

an increase in probability of an IPO as one of the reasons for the increase in valuation; however, the IPO probability did not change from the previous valuation.

Management, page 122

General

2.   We note that Mr. Rosenblatt was the former chief executive officer of DrKoop.com, Inc., and that within two years of Mr. Rosenblatt's appointment to such position, DrKoop.com filed for Chapter 7 bankruptcy. Please advise what consideration you gave to disclosing that bankruptcy and Mr. Rosenblatt's involvement therein.   Refer to Item 401(f)(1) of Regulation S-K and the related instructions in formulating your response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Intangibles Assets – Media Content, page F-13

3.   We note your response to prior comment 6 that the company's entire portfolio of media content is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and asset groups. We further note your statement on page 111 that you calculate the internal rate of return on all content that you publish in a particular quarter based on advertising revenue generated by the cohort and direct costs of the content. Tell us why you do not believe that you have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and asset groups for your quarterly cohorts.

4.   We note your response to prior comment 7 that you are able to reliably estimate expected page view numbers and advertising rates ahead of publication of new content and thus support your assertion that content embodies probable economic benefits. We further note: (i) your response to prior comment 6 that advertisers generally negotiate advertising spending based upon the number of page views and click though rates that can be reached on the company's owned and operated websites in total, not based upon a single unit of content, and that your aggregated reporting systems are based on aggregated advertising generated by your content library rather than the amount generated by individual units, and (ii) your response to comment 5 that revenue arrangements entered into with partners are done on a portfolio basis, whereby advertising rates are tiered based upon the volume of advertising revenue generated by the entire portfolio of undeveloped websites, not on a website by website basis. Tell us why you believe you are able to determine each individual piece of content will generate probable economic benefits and has a determinable life when your advertising revenue is generated from a combination of your entire portfolio of websites and content, and you are unable to measure the actual benefits received from each individual piece of content with any greater specificity. In this

regard, also tell us how you know that revenue generated in any particular period is not solely a result of new content published during that period.

Revenue Recognition, page F-15

5.   We note your response to prior comment 9. Please clarify the following details regarding these arrangements:

- We note your statement that the company includes the available advertising placement space on the Network of Customer Websites on its bidding platform and sells advertising space to the highest bidder. Therefore, it appears that the advertising customers can select the website on which they place their advertisements. Tell us how you have considered the customer's discretion in supplier selection in your analysis. Further, tell us how you have full latitude to establish the sales price if advertising space is sold to the highest bidder.

- We note your statement that the company fulfills its responsibilities to the advertiser for managing and optimizing the display of advertising by hosting an advertising exchange that places the material it selected directly on the Network of Customer websites webpage. Please clarify what specific services the company is providing with this exchange, and tell us if there are substantive changes made to the advertisement by the company as part of this process.

- Tell us if the fee you earn is a fixed dollar amount or a stated percentage of the amount billed to the customer, and how you have considered the payment arrangements in your analysis.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile: (650) 463-2600
        Robert A. Koenig, Esq.
        Latham & Watkins LLP